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[INLAND STEEL INDUSTRIES LOGO]

                                                                   July 20, 1998

Dear Stockholder:

     Inland Steel Industries, Inc. (the "Company") is offering to purchase up to 25,500,000 shares of its common stock at a price not greater than $34.00 nor less than $30.00 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company. Alternatively, this procedure allows you to elect to sell all or a portion of your shares to the Company at a price determined by the "Dutch auction" process.

     Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within that range that will allow it to buy 25,500,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will -- subject to possible proration and provisions relating to the tender of "odd lots" and conditional tenders -- be purchased for cash at that purchase price, net to the selling stockholder. All other shares that have been tendered and not purchased will be returned to the stockholder.

     If you do not wish to participate in the Offer, you do not need to take any action.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether or not to tender any or all shares. As set forth in Section 10 of the Offer to Purchase, certain of the directors and executive officers of the Company intend to tender shares pursuant to the Offer.

     Please note that the Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, August 14, 1998, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but should instead be directed to MacKenzie Partners, Inc., the Information Agent, or to Goldman, Sachs & Co., the Dealer Managers, at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

                                          Sincerely,

                                          ROBERT J. DARNALL
                                          Chairman, President and Chief
                                          Executive Officer